Schedule I

Churchill Financial, LLC
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2020

Net capital:	
Total members' equity	$ 389,388
Deduct non-allowable assets and excess fidelity bond deductible	$ 112,559
Net capital before haircuts on securities positions (tentative net capital)	276,829
Haircuts on securities positions	0
Net capital	$ 276,829
Aggregate indebtedness:	
Lease liability, accounts payable and accrued expenses	$ 126,613
Total aggregate indebtedness	$ 126,613
Computation of basic net capital requirement:	
Minimum net capital required	$ 8,441
Excess net capital	$ 268,388
Ratio: aggregate indebtedness to net capital	0.4574 to 1

Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2020)

Net capital, as reported in Company's Part IIA (Unaudited) FOCUS report	$ 276,829
Net capital per above	$ 276,829

See report of independent registered public accounting firm.